Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

RECD S.E.C.
OCT 1 9 2004
1086

12g3-2(b) File No.82-4922

Ref No. CN. 639/2004

October 19, 2004

04045637

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

CS038-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

dw 10/20

ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA. 070/2004

October 19, 2004

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unreviewed financial statements for the third quarter ending September 30, 2004 in SET Smart compared with those of various accounting periods previously reported.

Document no. 1	Summary Statement of Assets and Liabilities as of September 30, 2004.
Document no. 2	Consolidated Balance Sheet as of September 30, 2004, compared with Consolidated Balance Sheets ending June 30, 2004 and December 31, 2003.
Document no. 3	The Bank's Balance Sheet as of September 30, 2004, compared with Balance Sheets ending June 30, 2004 and December 31, 2003.
Document no. 4	Consolidated Statement of Income for the nine-month period ending September 30, 2004 compared with the nine-month period ending September 30, 2003.
Document no. 5	The Bank's Statement of Income for the nine-month period ending September 30, 2004 compared with the nine-month period ending September 30, 2003.
Document no. 6	Consolidated Statement of Income for the third quarter ending September 30, 2004 compared with the third quarter ending September 30, 2003.
Document no. 7	The Bank's Statement of Income for the third quarter ending September 30, 2004 compared with the third quarter ending September 30, 2003.
Document no. 8	Consolidated Statement of Income for the third quarter ending September 30, 2004 compared with the second quarter ending June 30, 2004.
Document no. 9	The Bank's Statement of Income for the third quarter ending September 30, 2004 compared with the second quarter ending June 30, 2004.
Document no. 10	Summary of operating results for the third quarter of 2004.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

Document no. 1

ธนาคารกสิกรไทย
KASIKORNBANK

SUMMARY STATEMENT OF ASSETS AND LIABILITIES [1/]

As of September 30, 2004

Assets	Baht	Liabilities	Baht
Cash	9,856,743,797.36	Deposits	711,425,479,343.24
Interbank and money market items	86,445,725,052.82	Interbank and money market items	10,237,792,495.36
Securities purchased under resale agreements	19,200,000,000.00	Liabilities payable on demand	5,987,908,608.45
Investments in securities, net	138,713,786,875.44	Securities sold under repurchase agreements	-
(with obligations Baht 12,880,548,719.01)		Borrowing	20,250,513,080.98
Credit advances (net of allowance for doubtful accounts)	522,180,365,350.70	Bank's liabilities under acceptances	838,938,417.87
Accrued interest receivables	1,491,835,083.68	Other liabilities	14,173,266,982.05
Properties foreclosed	12,332,290,833.45	Total liabilities	762,913,898,927.95
Customers' liabilities under acceptances	838,938,417.87		
Premises and equipment, net	21,676,405,722.48		
Other assets	8,946,194,740.75	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,634,493,110.00
		Reserves and net profit after appropriation	25,175,712,391.39
		Other reserves and profit and loss account	9,958,181,445.21
		Total shareholders' equity	58,768,386,946.60
Total Assets	821,682,285,874.55	Total Liabilities and Shareholders' Equity	821,682,285,874.55
Customers' liabilities under unmatured bills	4,035,646,185.91	Bank's liabilities under unmatured bills	4,035,646,185.91
Total	825,717,932,060.46	Total	825,717,932,060.46

	Baht
Non-Performing Loans as of September 30, 2004 (Quarterly) (9.75% of total loans before allowance for doubtful accounts)	55,324,300,389.30
Required provisioning for loan loss, as of September 30, 2004 (Quarterly) [2/]	31,965,411,003.21
Actual allowance for doubtful accounts	43,895,402,381.72
Loans to related parties	2,623,545,376.26
Loans to related asset management companies	14,880,000,000.00
Loans to related parties due to debt-restructuring	4,183,380,344.66
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,644,711,015.09
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,210,646,862.54
Total liabilities	92,170.25
Significant contingent liabilities	
Avals on bills and guarantees of loans	2,904,828,101.19
Letters of credit	14,621,344,907.62

[1/] This Summary Statement has not been reviewed and audited by a Certified Public Accountant

[2/] Including provisioning for advance legal fee and insurance prepaid for customers

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	September 30, 2004 (Unaudited) (Unreviewed) Baht	June 30, 2004 (Audited) Baht	December 31, 2003 (Audited) Baht
ASSETS			
Cash	9,856,892,004.86	10,063,431,097.15	18,699,183,946.16
Interbank and money market items			
Domestic items			
Interest bearing	622,579,054.20	338,775,393.68	419,048,121.40
Non - interest bearing	2,745,357,476.56	3,440,752,401.85	2,844,647,737.45
Foreign items			
Interest bearing	82,740,276,122.46	88,792,296,972.77	101,492,418,239.70
Non - interest bearing	391,681,916.99	417,244,640.65	165,862,337.96
Total Interbank and Money Market Items - net	86,499,894,570.21	92,989,069,408.95	104,921,976,436.51
Securities purchased under resale agreements	19,200,000,000.00	3,888,000,000.00	31,710,000,000.00
Investments			
Current investments - net	48,643,254,745.84	51,307,746,192.39	65,490,620,866.26
Long-term investments - net	83,105,720,650.74	86,650,346,236.52	69,240,414,799.65
Investments in subsidiaries and associated companies - net	376,885,714.79	341,223,538.69	523,151,116.80
Total Investments - net	132,125,861,111.37	138,299,315,967.60	135,254,186,782.71
Loans and accrued interest receivables			
Loans	581,611,548,986.23	572,063,498,907.95	547,917,919,933.65
Accrued interest receivables	2,811,471,340.89	2,971,494,082.71	2,970,945,258.41
Total Loans and Accrued Interest Receivables	584,423,020,327.12	575,034,992,990.66	550,888,865,192.06
Less Allowance for doubtful accounts	(49,073,044,041.30)	(52,729,853,597.37)	(59,268,090,725.79)
Less Revaluation allowance for debt restructuring	(7,936,937,505.62)	(8,148,588,871.82)	(6,665,399,430.61)
Less Normalized provisioning	(2,200,000,000.00)	(2,000,000,000.00)	(1,600,000,000.00)
Total Loans and Accrued Interest Receivables - net	525,213,038,780.20	512,156,550,521.47	483,355,375,035.66
Properties foreclosed - net	16,443,950,047.92	15,575,024,366.80	14,516,837,349.99
Customers' liability under acceptances	838,938,417.87	675,579,766.63	676,184,147.52
Premises and equipment - net	22,225,380,753.21	22,355,903,868.37	22,257,887,644.15
Deferred tax assets	47,012,176.89	45,123,977.37	43,053,849.91
Accrued income receivables	1,989,603,755.54	1,780,319,974.17	1,671,418,278.30
Derivative contract revaluation	1,216,250,427.26	1,342,979,163.34	3,713,330,066.96
Other assets - net	6,539,293,088.54	7,053,994,981.78	4,511,107,106.59
Total Assets	822,196,115,133.87	806,225,293,093.63	821,330,540,644.46

Adir

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	September 30, 2004 (Unaudited) (Unreviewed)	June 30, 2004 (Audited)	December 31, 2003 (Audited)
	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	706,735,859,473.48	696,800,406,957.80	682,385,560,026.79
Deposits in foreign currencies	4,079,638,318.89	3,811,895,547.93	2,560,416,551.27
Total Deposits	710,815,497,792.37	700,612,302,505.73	684,945,976,578.06
Interbank and money market items			
Domestic items			
Interest bearing	7,104,399,912.87	3,967,607,878.27	1,890,287,246.89
Non - interest bearing	3,396,588,121.17	4,410,538,346.75	4,221,597,522.11
Foreign items			
Interest bearing	40,317,238.94	141,225,514.85	486,057,708.68
Non - interest bearing	286,487,222.38	550,080,778.04	502,928,879.50
Total Interbank and Money Market Items	10,827,792,495.36	9,069,452,517.91	7,100,871,357.18
Liability payable on demand	5,987,908,608.45	5,935,830,405.28	7,041,817,602.46
Long-term borrowings	20,250,513,080.98	20,137,557,938.77	59,841,317,549.36
Bank's liability under acceptances	838,938,417.87	675,579,766.63	676,184,147.52
Deferred tax liabilities	3,031,986,916.46	3,022,690,639.71	3,346,832,441.73
Derivative contract revaluation	3,276,284,532.47	4,192,296,210.31	719,697,679.15
Accrued interest payables	1,612,990,284.05	1,228,791,229.87	2,564,045,074.15
Other liabilities	6,474,182,806.42	5,748,315,840.96	6,281,045,538.92
Total Liabilities	763,116,094,934.43	750,622,817,055.17	772,517,787,968.53

Adit.

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	September 30, 2004 (Unaudited) (Unreviewed) Baht	June 30, 2004 (Audited) Baht	December 31, 2003 (Audited) Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970.00	30,486,146,970.00	
2,689,547,345 ordinary shares, Baht 10 par value			26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
2,363,449,311 ordinary shares, Baht 10 par value	23,634,493,110.00		
2,362,226,971 ordinary shares, Baht 10 par value		23,622,269,710.00	
2,353,518,072 ordinary shares, Baht 10 par value			23,535,180,720.00
Premium on share capital			
Premium on preferred shares	-	-	27,367,250.00
Premium on ordinary shares	17,552,136,628.95	17,528,353,246.55	49,497,553,190.49
Premium on expired warrants	-	-	5,520,432,199.21
Appraisal surplus on asset revaluation	6,157,770,076.36	6,182,174,334.75	6,231,844,413.68
Revaluation surplus on investments	398,409,781.81	349,504,897.56	1,312,639,265.92
Retained earnings (deficit)			
Appropriated			
Legal reserve	-	-	800,000,000.00
Other reserves	-	-	26,675,300,000.00
Unappropriated (deficit)	11,025,577,349.48	7,623,575,762.44	(65,148,234,898.23)
	58,768,386,946.60	55,305,877,951.30	48,457,555,591.07
Minority interests	311,633,252.84	296,598,087.16	355,197,084.86
Total Shareholders' Equity	59,080,020,199.44	55,602,476,038.46	48,812,752,675.93
Total Liabilities and Shareholders' Equity	822,196,115,133.87	806,225,293,093.63	821,330,540,644.46
Off-balance sheet items - contingencies			
Avals on bills and guarantees of loans	2,904,828,101.19	3,108,001,453.19	5,536,811,551.52
Liability under unmatured import bills	4,035,646,185.91	3,771,376,406.32	3,187,732,092.96
Letters of credit	14,621,344,907.62	13,515,303,997.92	9,995,789,833.70
Other contingencies	465,415,927,688.00	575,160,968,581.85	431,328,285,405.73

Adit

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	September 30, 2004 (Unaudited) (Unreviewed)	June 30, 2004 (Audited)	December 31, 2003 (Audited)
	Baht	Baht	Baht
ASSETS			
Cash	9,856,743,797.36	10,063,324,576.65	18,699,095,513.41
Interbank and money market items			
Domestic items			
Interest bearing	558,929,095.34	275,995,067.45	131,540,875.15
Non - interest bearing	2,754,837,918.03	3,457,062,166.09	2,854,343,708.25
Foreign items			
Interest bearing	82,740,276,122.46	88,792,296,972.77	101,492,418,239.70
Non - interest bearing	391,681,916.99	417,244,640.65	165,862,337.96
Total Interbank and Money Market Items - net	86,445,725,052.82	92,942,598,846.96	104,644,165,161.06
Securities purchased under resale agreements	19,200,000,000.00	3,888,000,000.00	31,710,000,000.00
Investments			
Current investments - net	48,201,344,496.66	50,539,256,258.92	65,006,385,567.27
Long-term investments - net	81,088,261,592.28	84,408,965,165.09	65,939,348,013.22
Investments in subsidiaries and associated companies - net	9,424,180,786.50	9,481,149,252.29	9,818,950,721.07
Total Investments - net	138,713,786,875.44	144,429,370,676.30	140,764,684,301.56
Loans and accrued interest receivables			
Loans	565,478,682,861.01	554,575,282,054.11	530,089,906,028.62
Accrued interest receivables	1,491,835,083.68	1,533,366,214.99	1,485,101,971.78
Total Loans and Accrued Interest Receivables	566,970,517,944.69	556,108,648,269.10	531,575,008,000.40
Less Allowance for doubtful accounts	(35,859,199,715.56)	(37,987,926,547.99)	(42,995,675,552.34)
Less Revaluation allowance for debt restructuring	(5,239,117,794.75)	(5,556,623,438.68)	(4,721,214,714.45)
Less Normalized provisioning	(2,200,000,000.00)	(2,000,000,000.00)	(1,600,000,000.00)
Total Loans and Accrued Interest Receivables - net	523,672,200,434.38	510,564,098,282.43	482,258,117,733.61
Properties foreclosed - net	12,332,290,833.45	11,861,378,861.23	10,860,375,379.21
Customers' liability under acceptances	838,938,417.87	675,579,766.63	676,184,147.52
Premises and equipment - net	21,676,405,722.48	21,808,815,812.28	21,697,577,197.53
Accrued income receivables	1,896,673,798.67	1,693,936,314.43	1,597,517,158.96
Derivative contract revaluation	1,216,250,427.26	1,342,979,163.34	3,713,330,066.96
Other assets - net	5,833,270,514.82	6,384,676,270.40	4,254,568,688.17
Total Assets	821,682,285,874.55	805,654,758,570.65	820,875,615,347.99

Adir

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	September 30, 2004 (Unaudited) (Unreviewed)	June 30, 2004 (Audited)	December 31, 2003 (Audited)
	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	707,345,841,024.35	697,008,685,261.85	682,661,690,671.96
Deposits in foreign currencies	4,079,638,318.89	3,811,895,547.93	2,560,416,551.27
Total Deposits	711,425,479,343.24	700,820,580,809.78	685,222,107,223.23
Interbank and money market items			
Domestic items			
Interest bearing	6,514,399,912.87	3,672,607,878.27	1,685,287,246.89
Non - interest bearing	3,396,588,121.17	4,410,538,346.75	4,221,597,522.11
Foreign items			
Interest bearing	40,317,238.94	141,225,514.85	486,057,708.68
Non - interest bearing	286,487,222.38	550,080,778.04	502,928,879.50
Total Interbank and Money Market Iitems	10,237,792,495.36	8,774,452,517.91	6,895,871,357.18
Liability payable on demand	5,987,908,608.45	5,935,830,405.28	7,041,817,602.46
Long-term borrowings	20,250,513,080.98	20,137,557,938.77	59,841,317,549.36
Bank' s liability under acceptances	838,938,417.87	675,579,766.63	676,184,147.52
Deferred tax liabilities	3,031,986,916.46	3,022,690,639.71	3,346,832,441.73
Derivative contract revaluation	3,276,284,532.47	4,192,296,210.31	719,697,679.15
Accrued interest payables	1,612,610,420.38	1,228,775,877.97	2,563,807,046.76
Other liabilities	6,252,385,112.74	5,561,116,452.99	6,110,424,709.53
Total Liabilities	762,913,898,927.95	750,348,880,619.35	772,418,059,756.92

Adit.

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	September 30, 2004 (Unaudited) (Unreviewed)	June 30, 2004 (Audited)	December 31, 2003 (Audited)
	Baht	Baht	Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970.00	30,486,146,970.00	
2,689,547,345 ordinary shares, Baht 10 par value			26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	-	-	5,473,450.00
2,363,449,311 ordinary shares, Baht 10 par value	23,634,493,110.00		
2,362,226,971 ordinary shares, Baht 10 par value		23,622,269,710.00	
2,353,518,072 ordinary shares, Baht 10 par value			23,535,180,720.00
Premium on share capital			
Premium on preferred shares	-	-	27,367,250.00
Premium on ordinary shares	17,552,136,628.95	17,528,353,246.55	49,497,553,190.49
Premium on expired warrants	-	-	5,520,432,199.21
Appraisal surplus on asset revaluation	6,157,770,076.36	6,182,174,334.75	6,231,844,413.68
Revaluation surplus on investments	398,409,781.81	349,504,897.56	1,312,639,265.92
Retained earnings (deficit)			
Appropriated			
Legal reserve	-	-	800,000,000.00
Other reserves	-	-	26,675,300,000.00
Unappropriated (deficit)	11,025,577,349.48	7,623,575,762.44	(65,148,234,898.23)
Total Shareholders' Equity	58,768,386,946.60	55,305,877,951.30	48,457,555,591.07
Total Liabilities and Shareholders' Equity	821,682,285,874.55	805,654,758,570.65	820,875,615,347.99
Off-balance sheet items - contingencies			
Avals on bills and guarantees of loans	2,904,828,101.19	3,108,001,453.19	5,536,811,551.52
Liability under unmatured import bills	4,035,646,185.91	3,771,376,406.32	3,187,732,092.96
Letters of credit	14,621,344,907.62	13,515,303,997.92	9,995,789,833.70
Other contingencies	465,294,672,705.64	575,030,661,768.40	431,274,387,967.90

Adit.

Document no. 4

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	Consolidated			
	2004 (Unreviewed) Baht	2003 (Reviewed) Baht	Change Baht	%
Interest and dividend income				
Loans	20,135,674,820.92	19,464,726,991.33	670,947,829.59	3.45
Interbank and money market items	1,205,549,391.26	1,782,294,142.55	(576,744,751.29)	(32.36)
Investments	2,893,183,625.60	3,396,652,354.02	(503,468,728.42)	(14.82)
Total Interest and Dividend Income	24,234,407,837.78	24,643,673,487.90	(409,265,650.12)	(1.66)
Interest expense				
Deposits	4,185,719,199.08	6,282,276,077.90	(2,096,556,878.82)	(33.37)
Interbank and money market items	167,831,758.48	189,735,494.54	(21,903,736.06)	(11.54)
Long-term Borrowings	984,207,535.92	3,850,167,392.44	(2,865,959,856.52)	(74.44)
Total Interest Expense	5,337,758,493.48	10,322,178,964.88	(4,984,420,471.40)	(48.29)
Net income from interest and dividend	18,896,649,344.30	14,321,494,523.02	4,575,154,821.28	31.95
Bad debt and doubtful accounts (reversal)	(5,261,617,490.59)	(9,219,039,222.32)	3,957,421,731.73	42.93
Loss on debt restructuring	6,383,212,830.08	9,191,200,426.68	(2,807,987,596.60)	(30.55)
Normalized provisions	600,000,000.00	600,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	17,175,054,004.81	13,749,333,318.66	3,425,720,686.15	24.92
Non-interest income				
Gain on investments	763,720,420.82	1,747,743,867.34	(984,023,446.52)	(56.30)
Share of profit from investments on equity method	69,326,311.59	57,949,736.98	11,376,574.61	19.63
Fees and service income				
Acceptances, aval and guarantees	432,619,142.63	465,131,349.19	(32,512,206.56)	(6.99)
Others	5,488,170,473.92	4,674,336,130.56	813,834,343.36	17.41
Gain on exchanges	1,039,645,285.70	1,498,076,458.50	(458,431,172.80)	(30.60)
Gain (loss) on transfer of financial assets	(511,994,944.25)	2,735,915,026.81	(3,247,909,971.06)	(118.71)
Other income	562,508,089.74	484,329,836.92	78,178,252.82	16.14
Total Non-interest Income	7,843,994,780.15	11,663,482,406.30	(3,819,487,626.15)	(32.75)

Document no. 4

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	Consolidated			
	2004	2003	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	4,806,583,071.18	3,891,062,232.27	915,520,838.91	23.53
Premises and equipment expenses	2,577,341,303.10	2,479,822,699.29	97,518,603.81	3.93
Taxes and duties	1,023,375,912.05	923,871,874.27	99,504,037.78	10.77
Fees and service expenses	2,147,875,465.81	1,844,298,664.40	303,576,801.41	16.46
Directors' remuneration	41,417,490.87	41,591,951.61	(174,460.74)	(0.42)
Loss on impairment of properties foreclosed	268,578,810.11	320,032,364.52	(51,453,554.41)	(16.08)
Contributions to Financial Institutions Development Fund	2,093,543,298.90	2,013,280,311.07	80,262,987.83	3.99
Other expenses	1,006,218,865.27	1,048,173,703.51	(41,954,838.24)	(4.00)
Total Non-interest Expenses	13,964,934,217.29	12,562,133,800.94	1,402,800,416.35	11.17
Income before income tax	11,054,114,567.67	12,850,681,924.02	(1,796,567,356.35)	(13.98)
Income tax expense	60,503,470.51	20,481,339.52	40,022,130.99	195.41
Net income before minority interests	10,993,611,097.16	12,830,200,584.50	(1,836,589,487.34)	(14.31)
Minority interests in net income	(42,108,085.00)	(19,118,111.17)	(22,989,973.83)	(120.25)
Net income	10,951,503,012.16	12,811,082,473.33	(1,859,579,461.17)	(14.52)
Basic earnings per share	4.64	5.44	(0.80)	(14.71)
Number of the weighted average number of ordinary shares (shares)	2,362,084,373.23	2,352,838,937.57	9,245,435.66	0.39

Document no. 5

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	The Bank			
	2004	2003	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	19,041,633,154.80	18,240,703,031.05	800,930,123.75	4.39
Interbank and money market items	1,204,359,246.55	1,780,712,677.60	(576,353,431.05)	(32.37)
Investments	2,866,707,648.63	3,389,326,759.33	(522,619,110.70)	(15.42)
Total Interest and Dividend Income	23,112,700,049.98	23,410,742,467.98	(298,042,418.00)	(1.27)
Interest expense				
Deposits	4,185,719,199.08	6,282,276,077.90	(2,096,556,878.82)	(33.37)
Interbank and money market items	163,339,796.23	170,558,621.67	(7,218,825.44)	(4.23)
Long-term borrowings	984,207,535.92	3,850,167,392.44	(2,865,959,856.52)	(74.44)
Total Interest Expense	5,333,266,531.23	10,303,002,092.01	(4,969,735,560.78)	(48.24)
Net income from interest and dividend	17,779,433,518.75	13,107,740,375.97	4,671,693,142.78	35.64
Bad debt and doubtful accounts (reversal)	(3,947,170,262.77)	(7,650,279,087.67)	3,703,108,824.90	48.40
Loss on debt restructuring	4,489,122,892.95	7,861,002,199.88	(3,371,879,306.93)	(42.89)
Normalized provisions	600,000,000.00	600,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	16,637,480,888.57	12,297,017,263.76	4,340,463,624.81	35.30
Non-interest income				
Gain on investments	657,469,517.75	2,081,319,334.09	(1,423,849,816.34)	(68.41)
Share of profit from investments on equity method	73,499,442.00	3,631,474,604.18	(3,557,975,162.18)	(97.98)
Fees and service income				
Acceptances, aval and guarantees	432,619,142.63	465,131,349.19	(32,512,206.56)	(6.99)
Others	4,923,737,309.05	4,330,931,715.33	592,805,593.72	13.69
Gain on exchanges	1,039,645,285.70	1,498,076,458.50	(458,431,172.80)	(30.60)
Other income	496,033,773.31	329,866,728.28	166,167,045.03	50.37
Total Non-interest Income	7,623,004,470.44	12,336,800,189.57	(4,713,795,719.13)	(38.21)

Document no. 5

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	The Bank			
	2004 (Unreviewed)	2003 (Reviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	4,590,505,217.82	3,746,554,323.86	843,950,893.96	22.53
Premises and equipment expenses	2,503,746,354.55	2,410,051,504.01	93,694,850.54	3.89
Taxes and duties	983,647,977.34	899,914,322.91	83,733,654.43	9.30
Fees and service expenses	2,063,542,748.34	1,468,693,742.70	594,849,005.64	40.50
Directors' remuneration	35,484,990.87	35,659,451.61	(174,460.74)	(0.49)
Loss on impairment of properties foreclosed	186,224,878.89	320,032,364.52	(133,807,485.63)	(41.81)
Contributions to Financial Institutions Development Fund	2,093,543,298.90	2,013,280,311.07	80,262,987.83	3.99
Other expenses	884,033,024.70	971,298,379.59	(87,265,354.89)	(8.98)
Total Non-interest Expenses	13,340,728,491.41	11,865,484,400.27	1,475,244,091.14	12.43
Income before income tax	10,919,756,867.60	12,768,333,053.06	(1,848,576,185.46)	(14.48)
Income tax expense	(31,746,144.56)	(42,749,420.27)	11,003,275.71	25.74
Net income	10,951,503,012.16	12,811,082,473.33	(1,859,579,461.17)	(14.52)
Basic earnings per share	4.64	5.44	(0.80)	(14.71)
Number of the weighted average number of ordinary shares (shares)	2,362,084,373.23	2,352,838,937.57	9,245,435.66	0.39

Adit.

Document no. 6

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	Consolidated			
	2004 (Unreviewed) Baht	2003 (Reviewed) Baht	Change Baht	%
Interest and dividend income				
Loans	6,940,777,164.64	6,506,366,939.33	434,410,225.31	6.68
Interbank and money market items	330,691,710.98	512,437,808.55	(181,746,097.57)	(35.47)
Investments	905,439,712.00	1,025,272,394.02	(119,832,682.02)	(11.69)
Total Interest and Dividend Income	8,176,908,587.62	8,044,077,141.90	132,831,445.72	1.65
Interest expense				
Deposits	1,377,246,076.92	1,662,006,151.90	(284,760,074.98)	(17.13)
Interbank and money market items	70,682,552.98	60,988,937.54	9,693,615.44	15.89
Long-term Borrowings	285,652,828.80	1,289,879,109.44	(1,004,226,280.64)	(77.85)
Total Interest Expense	1,733,581,458.70	3,012,874,198.88	(1,279,292,740.18)	(42.46)
Net income from interest and dividend	6,443,327,128.92	5,031,202,943.02	1,412,124,185.90	28.07
Bad debt and doubtful accounts (reversal)	(1,055,948,207.01)	(2,256,695,278.32)	1,200,747,071.31	53.21
Loss on debt restructuring	1,622,182,163.94	2,749,351,475.68	(1,127,169,311.74)	(41.00)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	5,677,093,171.99	4,338,546,745.66	1,338,546,426.33	30.85
Non-interest income				
Gain (loss) on investments	113,177,729.81	(387,896,487.66)	501,074,217.47	129.18
Share of profit from investments on equity method	25,244,073.96	25,842,800.28	(598,726.32)	(2.32)
Fees and service income				
Acceptances, aval and guarantees	166,886,841.88	211,258,818.14	(44,371,976.26)	(21.00)
Others	1,884,381,469.82	1,630,246,285.96	254,135,183.86	15.59
Gain on exchanges	307,138,900.62	419,534,566.50	(112,395,665.88)	(26.79)
Loss on transfer of financial assets	(76,631,046.39)	(214,440,898.19)	137,809,851.80	64.26
Other income	222,557,537.21	181,291,278.52	41,266,258.69	22.76
Total Non-interest Income	2,642,755,506.91	1,865,836,363.55	776,919,143.36	41.64

Document no. 6

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	Consolidated			
	2004 (Unreviewed)	2003 (Reviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,753,037,060.63	1,304,491,612.27	448,545,448.36	34.38
Premises and equipment expenses	867,127,449.65	829,092,565.29	38,034,884.36	4.59
Taxes and duties	339,783,008.96	318,147,044.27	21,635,964.69	6.80
Fees and service expenses	732,292,041.03	664,064,325.40	68,227,715.63	10.27
Directors' remuneration	13,449,253.50	13,536,483.61	(87,230.11)	(0.64)
Loss on impairment of properties foreclosed	116,794,554.11	160,104,478.52	(43,309,924.41)	(27.05)
Contributions to Financial Institutions Development Fund	708,309,580.20	687,907,622.07	20,401,958.13	2.97
Other expenses	375,402,057.27	271,173,525.51	104,228,531.76	38.44
Total Non-interest Expenses	4,906,195,005.35	4,248,517,656.94	657,677,348.41	15.48
Income before income tax	3,413,653,673.55	1,955,865,452.27	1,457,788,221.28	74.53
Income tax expense	21,021,179.47	20,409,210.52	611,968.95	3.00
Net income before minority interests	3,392,632,494.08	1,935,456,241.75	1,457,176,252.33	75.29
Minority interests in net income	(15,035,165.68)	(7,938,048.17)	(7,097,117.51)	(89.41)
Net income	3,377,597,328.40	1,927,518,193.58	1,450,079,134.82	75.23
Basic earnings per share	1.43	0.82	0.61	74.39
Number of the weighted average number of ordinary shares (shares)	2,363,303,161.65	2,353,412,561.12	9,890,600.53	0.42

Adit

Document no. 7

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	The Bank			
	2004	2003	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,572,860,245.67	6,003,423,060.54	569,437,185.13	9.49
Interbank and money market items	330,585,066.30	512,329,109.64	(181,744,043.34)	(35.47)
Investments	902,765,053.66	1,022,494,714.36	(119,729,660.70)	(11.71)
Total Interest and Dividend Income	7,806,210,365.63	7,538,246,884.54	267,963,481.09	3.55
Interest expense				
Deposits	1,377,246,076.92	1,662,006,151.72	(284,760,074.80)	(17.13)
Interbank and money market items	68,664,324.44	56,909,094.10	11,755,230.34	20.66
Long-term borrowings	285,652,828.80	1,289,879,109.52	(1,004,226,280.72)	(77.85)
Total Interest Expense	1,731,563,230.16	3,008,794,355.34	(1,277,231,125.18)	(42.45)
Net income from interest and dividend	6,074,647,135.47	4,529,452,529.20	1,545,194,606.27	34.11
Bad debt and doubtful accounts (reversal)	(847,805,965.95)	(1,701,207,904.54)	853,401,938.59	50.16
Loss on debt restructuring	988,769,441.43	1,911,931,016.75	(923,161,575.32)	(48.28)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	5,733,683,659.99	4,118,729,416.99	1,614,954,243.00	39.21
Non-interest income				
Gain (loss) on investments	(7,850,804.08)	169,530,942.91	(177,381,746.99)	(104.63)
Share of profit (loss) from investments on equity method	(36,741,085.71)	(622,320,442.39)	585,579,356.68	94.10
Fees and service income				
Acceptances, aval and guarantees	166,886,841.88	211,258,818.14	(44,371,976.26)	(21.00)
Others	1,694,970,466.47	1,498,352,448.29	196,618,018.18	13.12
Gain on exchanges	307,138,900.62	419,534,566.52	(112,395,665.90)	(26.79)
Other income	205,085,429.93	96,128,616.92	108,956,813.01	113.34
Total Non-interest Income	2,329,489,749.11	1,772,484,950.39	557,004,798.72	31.43

Document no. 7

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	The Bank			
	2004 (Unreviewed)	2003 (Reviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,680,987,793.38	1,252,823,058.21	428,164,735.17	34.18
Premises and equipment expenses	842,340,763.90	804,948,615.07	37,392,148.83	4.65
Taxes and duties	328,226,251.59	308,612,398.73	19,613,852.86	6.36
Fees and service expenses	694,840,771.45	506,485,207.97	188,355,563.48	37.19
Directors' remuneration	11,799,253.50	11,886,483.87	(87,230.37)	(0.73)
Loss on impairment of properties foreclosed	60,550,230.33	167,353,698.92	(106,803,468.59)	(63.82)
Contributions to Financial Institutions Development Fund	708,309,580.20	687,907,621.92	20,401,958.28	2.97
Other expenses	368,980,403.98	242,127,232.15	126,853,171.83	52.39
Total Non-interest Expenses	4,696,035,048.33	3,982,144,316.84	713,890,731.49	17.93
Income before income tax	3,367,138,360.77	1,909,070,050.54	1,458,068,310.23	76.38
Income tax expense	(10,458,967.88)	(18,448,142.75)	7,989,174.87	43.31
Net income	3,377,597,328.65	1,927,518,193.29	1,450,079,135.36	75.23
Basic earnings per share	1.43	0.82	0.61	74.39
Number of the weighted average number of ordinary shares (shares)	2,363,303,161.65	2,353,412,561.13	9,890,600.52	0.42

Document no. 8

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND JUNE 30, 2004

	Consolidated			
	September 30, 2004 (Unreviewed)	June 30, 2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,940,777,164.64	6,692,294,627.56	248,482,537.08	3.71
Interbank and money market items	330,691,710.98	423,415,177.67	(92,723,466.69)	(21.90)
Investments	905,439,712.00	1,004,965,872.56	(99,526,160.56)	(9.90)
Total Interest and Dividend Income	8,176,908,587.62	8,120,675,677.79	56,232,909.83	0.69
Interest expense				
Deposits	1,377,246,076.92	1,386,528,910.48	(9,282,833.56)	(0.67)
Interbank and money market items	70,682,552.98	55,217,191.86	15,465,361.12	28.01
Long-term Borrowings	285,652,828.80	288,395,723.91	(2,742,895.11)	(0.95)
Total Interest Expense	1,733,581,458.70	1,730,141,826.25	3,439,632.45	0.20
Net income from interest and dividend	6,443,327,128.92	6,390,533,851.54	52,793,277.38	0.83
Bad debt and doubtful accounts (reversal)	(1,055,948,207.01)	(2,050,166,958.71)	994,218,751.70	48.49
Loss on debt restructuring	1,622,182,163.94	2,215,074,812.50	(592,892,648.56)	(26.77)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	5,677,093,171.99	6,025,625,997.75	(348,532,825.76)	(5.78)
Non-interest income				
Gain (loss) on investments	113,177,729.81	(227,016,483.28)	340,194,213.09	149.85
Share of profit from investments on equity method	25,244,073.96	24,682,057.96	562,016.00	2.28
Fees and service income				
Acceptances, aval and guarantees	166,886,841.88	130,612,496.64	36,274,345.24	27.77
Other	1,884,381,469.82	1,831,300,477.73	53,080,992.09	2.90
Gain on exchanges	307,138,900.62	329,589,488.49	(22,450,587.87)	(6.81)
Loss on transfer of financial assets	(76,631,046.39)	(447,985,676.56)	371,354,630.17	82.89
Other income	222,557,537.21	192,751,002.67	29,806,534.54	15.46
Total Non-interest Income	2,642,755,506.91	1,833,933,363.65	808,822,143.26	44.10

Document no. 8

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND JUNE 30, 2004

	Consolidated			
	September 30, 2004 (Unreviewed)	June 30, 2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,753,037,060.63	1,563,953,601.08	189,083,459.55	12.09
Premises and equipment expenses	867,127,449.65	885,798,669.46	(18,671,219.81)	(2.11)
Taxes and duties	339,783,008.96	337,171,251.61	2,611,757.35	0.77
Fees and service expenses	732,292,041.03	707,086,640.06	25,205,400.97	3.56
Directors' remuneration	13,449,253.50	13,449,253.50	-	-
Loss on impairment of properties foreclosed	116,794,554.11	83,216,118.00	33,578,436.11	40.35
Contributions to Financial Institutions Development Fund	708,309,580.20	692,616,859.35	15,692,720.85	2.27
Other expenses	375,402,057.27	338,607,324.08	36,794,732.27	10.87
Total Non-interest Expenses	4,906,195,005.35	4,621,899,717.14	284,295,288.21	6.15
Income before income tax	3,413,653,673.55	3,237,659,644.26	175,994,029.29	5.44
Income tax expense	21,021,179.47	20,343,087.82	678,091.65	3.33
Net income before minority interests	3,392,632,494.08	3,217,316,556.44	175,315,937.64	5.45
Minority interests in net income	(15,035,165.68)	(15,332,240.63)	297,074.95	1.94
Net income	3,377,597,328.40	3,201,984,315.81	175,613,012.59	5.48
Basic earnings per share	1.43	1.36	0.07	5.15
Number of the weighted average number of ordinary shares (shares)	2,363,303,161.65	2,362,115,588.25	1,187,573.40	0.05

Document no. 9

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND JUNE 30, 2004

	The Bank			
	September 30, 2004 (Unreviewed)	June 30, 2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,572,860,245.67	6,369,908,435.77	202,951,809.90	3.19
Interbank and money market items	330,585,066.30	422,822,413.22	(92,237,346.92)	(21.81)
Investments	902,765,053.66	1,001,594,524.48	(98,829,470.82)	(9.87)
Total Interest and Dividend Income	7,806,210,365.63	7,794,325,373.47	11,884,992.16	0.15
Interest expense				
Deposits	1,377,246,076.92	1,386,528,910.48	(9,282,833.56)	(0.67)
Interbank and money market items	68,664,324.44	53,677,932.93	14,986,391.51	27.92
Long-term borrowings	285,652,828.80	288,395,723.91	(2,742,895.11)	(0.95)
Total Interest Expense	1,731,563,230.16	1,728,602,567.32	2,960,662.84	0.17
Net income from interest and dividend	6,074,647,135.47	6,065,722,806.15	8,924,329.32	0.15
Bad debt and doubtful accounts (reversal)	(847,805,965.95)	(1,340,177,062.77)	492,371,096.82	36.74
Loss on debt restructuring	988,769,441.43	1,669,860,081.05	(681,090,639.62)	(40.79)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	5,733,683,659.99	5,536,039,787.87	197,643,872.12	3.57
Non-interest income				
Loss on investments	(7,850,804.08)	(178,871,006.26)	171,020,202.18	95.61
Share of loss from investments on equity method	(36,741,085.71)	(12,952,121.78)	(23,788,963.93)	(183.67)
Fees and service income				
Acceptances, aval and guarantees	166,886,841.88	130,612,496.64	36,274,345.24	27.77
Others	1,694,970,466.47	1,649,630,312.06	45,340,154.41	2.75
Gain on exchanges	307,138,900.62	329,589,488.49	(22,450,587.87)	(6.81)
Other income	205,085,429.93	185,107,224.98	19,978,204.95	10.79
Total Non-interest Income	2,329,489,749.11	2,103,116,394.13	226,373,354.98	10.76

Document no. 9

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND JUNE 30, 2004

	The Bank			
	September 30, 2004 (Unreviewed)	June 30, 2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,680,987,793.38	1,492,720,916.85	188,266,876.53	12.61
Premises and equipment expenses	842,340,763.90	860,885,697.84	(18,544,933.94)	(2.15)
Taxes and duties	328,226,251.59	326,958,419.03	1,267,832.56	0.39
Fees and service expenses	694,840,771.45	679,953,545.25	14,887,226.20	2.19
Directors' remuneration	11,799,253.50	11,799,253.50	-	-
Loss on impairment of properties foreclosed	60,550,230.33	61,946,232.58	(1,396,002.25)	(2.25)
Contributions to Financial Institutions Development Fund	708,309,580.20	692,616,859.35	15,692,720.85	2.27
Other expenses	368,980,403.98	320,872,483.41	48,107,920.57	14.99
Total Non-interest Expenses	4,696,035,048.33	4,447,753,407.81	248,281,640.52	5.58
Income before income tax	3,367,138,360.77	3,191,402,774.19	175,735,586.58	5.51
Income tax expense	(10,458,967.88)	(10,581,541.62)	122,573.74	1.16
Net income	3,377,597,328.65	3,201,984,315.81	175,613,012.84	5.48
Basic earnings per share	1.43	1.36	0.07	5.15
Number of the weighted average number of ordinary shares (shares)	2,363,303,161.65	2,362,115,588.25	1,187,573.40	0.05

Adir

Document no. 10

รนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

__Supplementary__

The Bank will provide unreviewed or unaudited financial statements in both Consolidated and Bank-only formats to rapidly deliver a complete financial picture to financial users.

The Bank and its subsidiaries recorded a net profit in the third quarter of 2004 of Baht 3,378 million. This was in line with that of the preceding quarter, which was up by Baht 176 million solely.

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows;

1.1 The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2. This report is generated in accordance with "Remark no. 1.1" above. To enhance the usefulness in a timely manner, the Consolidated financial statements have been added, consisting of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements;

	% Shareholding		
	September 30, 2004	June 30, 2004	December 31, 2003
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

3. The Consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Document no. 10

Summary of operating results for the third quarter of 2004

Balance Sheet Highlights


Total Assets (Million Baht)
811,473
811,105
821,331
820,876
804,286
804,227
806,225
805,655
822,196
821,682
Sep 30, 2003
Dec 31, 2003
Mar 31, 2004
Jun 30, 2004
Sep 30, 2004
Consolidated
The Bank

➤ **Total Assets**

- In the consolidated statements, total assets as of September 30, 2004 stood at Baht 822,196 million, increasing from June 30, 2004, by Baht 15,971 million, or 1.98%, while in the Bank-only statements, total assets stood at Baht 821,682 million, up from June 30, 2004, by Baht 16,028 million, or 1.99%. The highlights of total assets are as follows:

>> Interbank and Money Market Items – net on the Assets Side

- In the consolidated statements, total interbank and money market items - net on the assets side as of September 30, 2004, were Baht 86,500 million, dropping by Baht 6,489 million, or 6.98% from June 30, 2004. The Bank-only portion was Baht 86,446 million, dropping by Baht 6,497 million, or 6.99% due mainly to nostro time deposits in foreign financial institutions which came due. The Bank then invested in the bond repurchase market with the Bank of Thailand.

>> Securities Purchased under Resale Agreements

- In the consolidated and the Bank-only statements as of September 30, 2004, it recorded the Bank's investment in the bond repurchase market with the Bank of Thailand for the entire amount of Baht 19,200 million, up by Baht 15,312 million, or 393.83% from June 30, 2004. This was a part of the liquidity management of the Bank.

Balance Sheets Highlights (continued)

>> Investments - net

- In the consolidated statements, total investments-net as of September 30, 2004, totaled Baht 132,126 million, decreasing Baht 6,173 million, or 4.46% from June 30, 2004, comprising:
  - The Bank investment - net totaled Baht 129,667 million (excluding investments in subsidiary companies, totaling Baht 9,047 million), decreasing Baht 5,622 million, or 4.16% from June 30, 2004, due mainly to the liquidation of debt instruments. The Bank then invested in the bond repurchase market with the Bank of Thailand.
  - The subsidiary companies' investment-net totaled Baht 2,459 million, down from June 30, 2004 by Baht 551 million, or 18.31% due mainly to the reductions of investments in securities of a subsidiary company.

- *Type of Investments*

(Million Baht)

Type of Investments	Consolidated				The Bank			
	Sep 30, 2004	%	Jun 30, 2004	%	Sep 30, 2004	%	Jun 30, 2004	%
Debt Instruments	**125,961**	**95.33**	**132,008**	**95.44**	**125,448**	**90.44**	**131,168**	**90.82**
Government and State Enterprise Securities								
>> Trading Investments	4,373	3.31	3,710	2.68	4,373	3.15	3,710	2.57
>> Available-for-sale Investments	50,545	38.25	54,798	39.62	50,545	36.44	54,798	37.94
>> Held-to-maturity Investments	26,882	20.35	29,144	21.07	26,369	19.01	28,304	19.60
Private Enterprise Debt Instruments								
>> Available-for-sale Investments	3,426	2.59	3,698	2.67	3,426	2.47	3,698	2.56
>> Held-to-maturity Investments	278	0.21	342	0.25	278	0.20	342	0.24
Foreign Debt Instruments								
>> Available-for-sale Investments	25,726	19.47	25,920	18.74	25,726	18.55	25,920	17.94
>> Held-to-maturity Investments	14,731	11.15	14,396	10.41	14,731	10.62	14,396	9.97
Equity Securities	**6,165**	**4.67**	**6,291**	**4.56**	**13,266**	**9.56**	**13,261**	**9.18**
Available-for-sale Investments	1,700	1.29	1,447	1.05	1,679	1.21	1,423	0.99
General Investments	4,088	3.09	4,503	3.26	2,163	1.56	2,357	1.63
Investments in Subsidiary and Associated Companies	377	0.29	341	0.25	9,424	6.79	9,481	6.56
Total Investments – Net	**132,126**	**100.00**	**138,299**	**100.00**	**138,714**	**100.00**	**144,429**	**100.00**

Document no. 10

ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

Balance Sheets Highlights (continued)

>> Loans

- In the consolidated statements, loans as of September 30, 2004 stood at Baht 581,612 million, up Baht 9,548 million, or 1.67% from June 30, 2004, comprising:
  - In the Bank-only statements, loans as of September 30, 2004 stood at Baht 549,226 million (excluding loans to subsidiary companies of Baht 16,253 million), up Baht 12,595 million, or 2.35% from June 30, 2004. In this quarter, the Bank recorded net new loans totaling Baht 15,455 million, with loan write-offs of Baht 2,860 million.
  - For subsidiary companies, loans as of September 30, 2004 stood at Baht 32,386 million, down from June 30, 2004 by Baht 3,047 million or 8.60%, stemming from the fact that the loan repayment amount was beyond new loans by Baht 1,320 million, together with loan write-offs of Baht 1,727 million

Loans written off by quarter are summarized below:

(Million Baht)

	Loan written-off				
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Consolidated	4,587	3,718	3,345	4,839	4,563
The Bank	2,860	2,563	2,590	2,854	1,775

Adit

Document no. 10

Summary of operating results for the third quarter of 2004

Balance Sheets Highlights (continued)

- *Restructured loans*
  - In the consolidated statements, restructured loans as of September 30, 2004 , totaled Baht 103,909 million, including:
    - In the Bank-only statements, there were restructured loans of Baht 79,981 million, which included performing restructured loans of Baht 60,305 million.
    - In the subsidiary companies, there were restructured loans of Baht 23,928 million, which included performing restructured loans of Baht 12,570 million.

(Million Baht)

	Restructured loans				
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Consolidated	103,909	109,004	115,389	121,547	125,687
The Bank	79,981	85,446	91,438	95,927	106,508

- *Allowance for doubtful accounts*
  - In the consolidated statements, allowance for doubtful accounts as of September 30, 2004, were Baht 49,073 million, decreasing by Baht 3,657 million or 6.93% from June 30, 2004, comprising:
    - The Bank's allowance for doubtful accounts totaled Baht 35,859 million, down from June 30, 2004 Baht 2,129 million or 5.60% due chiefly to write-offs.
    - The subsidiary companies' allowance for doubtful accounts as of September 30, 2004 were Baht 13,214 million, dropping Baht 1,528 million or 10.36% from June 30, 2004, resulting from write-offs.

Document no. 10

ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

Balance Sheets Highlights (continued)

(Million Baht)

	Consolidated				
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Allowance for doubtful accounts* (Including financial institution)	59,727	63,398	65,126	68,058	71,537
Allowance required by BOT	43,303	45,235	46,216	47,913	51,757
Allowance ; Allowance required	137.93	140.15	140.92	142.04	138.22

(Million Baht)

	The Bank				
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Allowance for doubtful accounts* (Including financial institution)	43,895	46,143	47,712	49,915	51,924
Allowance required by BOT	31,204	32,631	33,451	34,700	36,894
Allowance : Allowance required	140.67	141.41	142.63	143.85	140.74

* Including revaluation allowance for debt restructuring and normalized provisioning

Aort.

Balance Sheets Highlights (continued)

>> Properties Foreclosed - net

- In the consolidated statements, properties foreclosed - net as of September 30, 2004, stood at Baht 16,444 million, increasing Baht 869 million, or 5.58% from June 30, 2004. The Bank-only portion was Baht 12,332 million, up Baht 471 million, or 3.97%. The Bank acquired assets from public auctions.

(Million Baht)

	Consolidated				
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Properties foreclosed	20,084	19,186	18,794	18,234	19,179
Less Allowance for impairment	(3,640)	(3,611)	(3,677)	(3,717)	(4,032)
Properties foreclosed - net	**16,444**	**15,575**	**15,117**	**14,517**	**15,147**

(Million Baht)

	The Bank				
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Properties foreclosed	15,566	15,114	14,840	14,201	15,151
Less Allowance for impairment	(3,234)	(3,253)	(3,336)	(3,341)	(3,622)
Properties foreclosed - net	**12,332**	**11,861**	**11,504**	**10,860**	**11,529**

Document no. 10

Summary of operating results for the third quarter of 2004

Balance Sheets Highlights (continued)


Total Liabilities (Million Baht)
763,444
763,418
772,518
772,418
751,020
751,243
750,623
750,349
763,116
762,914
Sep 30, 2003
Dec 31, 2003
Mar 31, 2004
Jun 30, 2004
Sep 30, 2004
Consolidated
The Bank

➢ **Total Liabilities**

- In the consolidated statements, total liabilities as of September 30, 2004 stood at Baht 763,116 million, up from June 30, 2004 by Baht 12,493 million, or 1.66%. In the Bank-only statements, total liabilities as of September 30, 2004 stood at Baht 762,914 million, up from June 30, 2004, by Baht 12,565 million, or 1.67%. Notable items included:

>> Deposits

- In both the consolidated and the Bank-only statements, deposits as of September 30, 2004 totaled Baht 710,815 million (excluding deposits of subsidiaries totaling Baht 610 million), increasing from June 30, 2004 by Baht 10,203 million, or 1.46%, due mainly to the increased saving deposits.

Document no. 10

Summary of operating results for the third quarter of 2004

Balance Sheets Highlights (continued)

- *Type of Deposits*

Type of Deposits	Consolidated				
	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
Current	5.57%	5.33%	4.93%	5.26%	4.89%
Savings	53.36%	52.05%	52.06%	49.62%	48.06%
Term - Less than 6 months	32.54%	33.47%	33.58%	34.82%	36.24%
Term - 6 months and less than 1 year	0.73%	0.74%	0.76%	0.83%	0.82%
Term - 1 year and over 1 year	7.80%	8.41%	8.67%	9.47%	9.99%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

Type of Deposits	The Bank				
	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
Current	5.58%	5.35%	4.95%	5.28%	4.93%
Savings	53.39%	52.03%	52.08%	49.61%	48.06%
Term - Less than 6 months	32.51%	33.45%	33.56%	34.81%	36.21%
Term - 6 months and less than 1 year	0.73%	0.76%	0.75%	0.83%	0.82%
Term - 1 year and over 1 year	7.79%	8.41%	8.66%	9.47%	9.98%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

Document no. 10

Balance Sheets Highlights (continued)

>> Interbank and Money Market Items on the Liability Side

- In the consolidated statements, total interbank and money market items on the liability side as of September 30, 2004 were Baht 10,828 million, increasing Baht 1,758 million, or 19.39% from June 30, 2004. In the Bank-only statements, the items equaled Baht 10,238 million, up Baht 1,463 million, or 16.68%. These increases were due in large part to the Bank issued more financial instruments.

>> Derivative Contract Revaluation on the Liability Side

- In both the consolidated and the Bank-only statements, derivative contract revaluation on the liabilities side as of September 30, 2004 stood at Baht 3,276 million, decreasing from June 30, 2004, by Baht 916 million, or 21.85%, due to Baht depreciation, which caused the losses for the Bank by the gap of forward sold contract rate and exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

Adis.

Document no. 10

Statements of Income Highlights


Net Income for the quarter (Million Baht)
1,928
2,003
4,372
3,202
3,378
Q3/03
Q4/03
Q1/04
Q2/04
Q3/04
Consolidated and The Bank

➢ Net Income

- The Bank and subsidiaries' net income for the third quarter totaled Baht 3,378 million, up Baht 176 million or 5.48% over the preceding quarter, through the following operating results.

>> Net Income from Interest and Dividend

- In the consolidated statements, net income from interest and dividends totaled Baht 6,443 million, increasing by Baht 53 million, or 0.83%, from the preceding quarter, due chiefly to the following:

• Interest and dividend income

- In the consolidated statements, income from interest and dividends was Baht 8,177 million, increasing by Baht 56 million, or 0.69% and the Bank-only portion was Baht 7,806 million, up by Baht 12 million or 0.15% from the preceding quarter, comprising
  - Interest income from loans increased by Baht 248 million. The Bank-only portion was Baht 203 million, following higher loan volume.
  - Interest income from interbank and money market items decreased by Baht 93 million, due to less average volume of investment in the bond repurchase market with the Bank of Thailand.
  - Interest income from investments decreased by Baht 99 million, due in large part to the Bank's diminished investments.

Statements of Income Highlights (continued)

- *Interest expenses*
  - In the consolidated statements, interest expenses totaled Baht 1,734 million, up by Baht 3 million, or 0.20% and the Bank-only portion was Baht 1,732 million, up by Baht 3 million or 0.17% from the preceding quarter, comprising
    - Interest expenses from interbank and money market items increased by Baht 15 million, due chiefly to the Bank's higher financial instruments.
    - Interest expenses from deposits of the Bank-only portion decreased by Baht 9 million, following the matured fixed deposits.

>> Bad Debt and Doubtful Accounts

- From the third quarter onward, the Bank has a policy to separate the allowance into 3 categories as follows:
  - Allowance for doubtful accounts for normal loans according to the Bank of Thailand regulations;
  - Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring according to the Bank of Thailand regulations, and allowance in excess of the Bank of Thailand regulations; and
  - Normalized provisioning.

  The Bank set aside the allowance for normal loans at 1% in proportion to the net incremental normal loans. In this quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 141 million because normal loans grew by Baht 14,096 million from June 30, 2004.

>> Normalized Provisioning

- The Bank sets aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the third quarter 2004, the Bank set aside additional normalized provisions amounting to Baht 200 million, which brought the total sum set aside to Baht 2,200 million as of September 30, 2004.

Adit.

Statements of Income Highlights (continued)

>> Non-Interest Income

- In the consolidated statements, non-interest income of Baht 2,643 million increased by Baht 809 million or 44.10% from the preceding quarter, due mainly to

- *Gain(loss) on investments*
  - In the consolidated statements, gain on investments totaled Baht 113 million, comparing with the previous quarter's loss of Baht 227 million. The subsidiaries' profits were at Baht 121 million while the preceding quarter recorded loss of Baht 15 million, due mainly to higher value in equity securities.

- *Share of profit (loss) from investments on equity method*
  - In the consolidated statements, share of profit from investments on equity method included profit of associated and subsidiary companies which were not included in the consolidated statements because the amounts were not significant. Profit (loss) of five consolidated subsidiary companies (Phethai-AMC, Ploy-AMC, PLB, KF, K-ASSET), were classified in each income and expense item in the financial statements. The consolidated statement showed total share of profit on equity method of Baht 25 million, up by Baht 1 million, or 2.28% from the preceding quarter.
  - In the Bank-only statements, share of loss from investments on equity method, which was the loss recognized from all associated and subsidiary companies, totaled Baht 37 million, up by Baht 24 million, or 183.67% over the preceding quarter due chiefly to better performance of the Bank's two asset management companies (AMCs).

- *Gain (loss) on transfer of financial assets*
  - In the consolidated statements, it recorded loss on transfer of financial assets Baht amounting to 77 million, down by Baht 371 million, or 82.89% from the preceding quarter, due mainly to less volume of asset management companies' reclassification of the investments in restructured loans to loans at fair value, which was lower than book value.

Adis

Statements of Income Highlights (continued)

>> Non-Interest Expenses

- In the consolidated statements, it showed non-interest expenses of Baht 4,906 million, increased by Baht 284 million, or 6.15%, from the preceding quarter, comprising:

- *Personnel expenses*
  - The consolidated statements showed personnel expenses of Baht 1,753 million, up Baht 189 million, or 12.09% and the Bank-only portion was Baht 1,681 million, up Baht 188 million, or 12.61% from the preceding quarter. This was due mainly to the increased provision for bonus and severance pay for retirement.

➢ Quality of Assets

>> Non-performing Loans (NPL)

□ For the Bank and the two assets management companies, non-performing loans (including financial institutions) under the BOT criteria were recorded as follows:

(Million Baht)

	September 30, 2004			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company[1]	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	55,324	16,731	1,345	73,400
Total loans used for NPL ratio calculation[2]	567,223	21,930	8,146	581,046
As a percentage of total loans	9.75	76.29	16.51	12.63

(Million Baht)

	June 30, 2004			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company[1]	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	58,957	19,904	1,343	80,204
Total loans used for NPL ratio calculation[2]	556,397	24,883	8,450	571,785
As a percentage of total loans	10.60	79.99	15.90	14.03

[1] Restructured loans only, which excluded non-restructured investment in loans as of September 30, 2004 and June 30, 2004 amounting to Baht 3,736 million and Baht 4,062 million, respectively.

[2] According to the BOT directive dated January 16, 2003, total loans used for NPL ratio calculations are loans extended to general customers, as shown on the balance sheets as "loans", and loans to financial institutions, as included in interbank and money market items.

Adit

Document no. 10

ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

>> Classified Loans and Allowance for Doubtful Accounts

- The Bank, Phethai Asset Management Company and Ploy Asset Management Company had loans and accrued interest receivables from general customers and financial institutions (excluding non-restructured investment in loans of Ploy Asset Management Company), allowance for doubtful accounts, allowance for revaluation in debt restructuring, and normalized provisioning as follows:

(Million Baht)

	Consolidated September 30, 2004			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[4] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	500,928	175,313	1	5,575 [5]
Special Mention	8,334	2,399	2	288 [5]
Sub-Standard	4,603	1,404	20	281
Doubtful	5,389	1,416	50	708
Doubtful of loss	64,603	28,495	100	28,495
Total	583,857	209,027		35,347
2. Revaluation allowance for debt restructuring				7,937
Total 1 and 2				43,284
Allowance established in excess of BOT regulations				14,243
Normalized provisioning				2,200
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				59,727
Kasikorn Factoring Co., Ltd.	2,310			80
Total	586,167			59,807

[3] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 172 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,572 million.

[4] Including the allowance for doubtful accounts of financial institutions for Baht 597 million.

[5] Including the allowance for doubtful accounts of 2 asset management companies as per the Bank of Thailand's remark, which was transferred from the allowance established in excess of the Bank of Thailand regulations.

Arit

Document no. 10

ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

(Million Baht)

	Loans[6] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[7] Provision
	Consolidated June 30, 2004			
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	485,943	171,490	1	4,859
Special Mention	7,379	1,546	2	148
Sub-Standard	3,885	859	20	172
Doubtful	5,778	1,641	50	821
Doubtful of loss	71,771	31,087	100	31,087
Total	574,756	206,623		37,087
2. Revaluation allowance for debt restructuring				8,148
Total 1 and 2				45,235
Allowance established in excess of BOT regulations				16,163
Normalized provisioning				2,000
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				63,398
Kasikorn Factoring Co., Ltd.	2,100			78
Total	576,856			63,476

[6] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 166 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,655 million.

[7] Including the allowance for doubtful accounts of financial institutions for Baht 598 million.

Document no. 10

ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

(Million Baht)

	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total Provision[4]
	The Bank			
	September 30, 2004			
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	506,702	186,682	1	5,067
Special Mention	6,269	1,630	2	125
Sub-Standard	4,603	1,403	20	281
Doubtful	5,389	1,416	50	708
Doubtful of loss	45,752	19,784	100	19,784
Total	568,715	210,915		25,965
2. Revaluation allowance for debt restructuring				5,239
Total 1 and 2				31,204
Allowance established in excess of BOT regulations				10,491
Normalized provisioning				2,200
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				43,895

[3] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 172 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,572 million.

[4] Including the allowance for doubtful accounts of financial institutions for Baht 597 million.

Document no. 10

ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

(Million Baht)

	The Bank			
	June 30, 2004			
	Loans [6] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total Provision [7]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	492,605	183,970	1	4,926
Special Mention	6,050	1,336	2	121
Sub-Standard	3,885	859	20	172
Doubtful	5,778	1,641	50	821
Doubtful of loss	49,612	21,034	100	21,034
Total	557,930	208,840		27,074
2. Revaluation allowance for debt restructuring				5,557
Total 1 and 2				32,631
Allowance established in excess of BOT regulations				11,512
Normalized provisioning				2,000
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				46,143

(6) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 166 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,655 million.

(7) Including the allowance for doubtful accounts of financial institutions for Baht 598 million.

Document no. 10

Summary of operating results for the third quarter of 2004

The Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisions and percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by the Bank of Thailand as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Allowance for doubtful accounts for normal loans	5,575	4,859	5,067	4,926
Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring and allowance in excess of the BOT's regulations	51,952	56,539	36,628	39,217
Normalized provisioning	2,200	2,000	2,200	2,000
Total allowance for doubtful accounts	59,727 *	63,398 *	43,895	46,143
Allowance for doubtful accounts, revaluation allowance for debt restructuring as required by BOT	43,284	45,235	31,204	32,631
As a percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	137.99	140.15	140.67	141.41

* Excluding allowance for doubtful accounts of Kasikorn Factoring Company Limited as of September 30, 2004 and June 30, 2004 amounting to Baht 80 million and Baht 78 million, respectively.

Summary of operating results for the third quarter of 2004

➤ Capital Funds

- The capital adequacy ratio as of September 30, 2004, according to the BOT rule[7], was 13.51%, while the BOT's minimum required level is 8.50%.

Details are as followed:

	Percent[7]				
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September30, 2003
Tier-1 Capital	8.29[8]	7.23	6.81	10.46	10.73
Tier-2 Capital	5.23	5.41	5.30	7.02	4.92
Total Capital Funds	13.51[8]	12.65	12.11	17.48	15.64

[7] Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

[8] Should the third quarter's net profits ending September 30, 2004, were included in the Bank's capital funds, the tier-1 capital and total capital funds ratio would be 8.86% and 14.09%, respectively.

Document no. 10

ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

Financial Highlights (Consolidated Financial Statements)

As of or for the quarter ended		Sep 30, 2004	June 30, 2004	% Change	Sep 30, 2003	% Change
COMMON SHARE INFORMATION						
Per share	- basic earnings	1.43	1.36	5.15	0.82	74.39
	- book value	24.87	23.41	6.24	20.26	22.75
Share price [1]	- high	45.00	56.50	(20.35)	44.00	2.27
	- low	44.50	42.75	4.09	42.75	4.09
	- closing	45.00	50.50	(10.89)	43.00	4.65
Common shares outstanding	- average basic (Thousand shares)	2,363,303	2,362,116	0.05	2,353,413	0.42
	- end of Quarter (Thousand shares)	2,363,449	2,362,227	0.05	2,353,518	0.42
Market capitalization (Million Baht)		106,355	119,292	(10.84)	101,201	5.09
VALUE MEASURES						
Price to book value ratio (PBV)		1.81	2.16	(16.20)	2.12	(14.62)
OPERATING RESULTS (Million Baht)						
Interest and dividend income		8,177	8,121	0.69	8,044	1.65
Interest expenses		1,734	1,730	0.20	3,013	(42.46)
Net income from interest and dividends		6,443	6,391	0.83	5,031	28.07
Bad debt and doubtful accounts [2]		766	365	109.98	693	10.62
Non-interest income		2,643	1,834	44.10	1,866	39.51
Non-interest expenses		4,906	4,622	6.15	4,249	14.55
Total income [3]		9,086	8,224	10.48	6,897	31.16
Net income		3,378	3,202	5.48	1,928	75.23
OPERATING MEASURES						
Interest margin [4]		3.16%	3.15%	0.01	2.45%	0.71
Efficiency ratio		54.00%	56.20%	(2.20)	61.60%	(7.60)
Return on average assets (ROA) [4]		1.66%	1.59%	0.07	0.96%	0.70
Return on average equity (ROE) [4]		23.55%	23.59%	(0.04)	16.39%	7.16
Number of employees		10,069	9,958	1.11	9,842	2.31

[1] Local board / High-low share prices during the quarter

[2] Including loss on debt restructuring and normalized provisions

[3] Total income = Net income from interest and dividends + Non-interest income

[4] Annualized

Document no. 10

ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the third quarter of 2004

Financial Highlights (Consolidated Financial Statements)

As of or for the quarter ended	Sep 30, 2004	June 30, 2004	% Change	Sep 30, 2003	% Change
BALANCE SHEET INFORMATION (Million Baht)					
Loans	581,612	572,063	1.67	524,025	10.99
Allowance for doubtful accounts [5]	59,210	62,878	(5.83)	70,999	(16.60)
Non-performing loans (NPL)	73,401	80,204	(8.48)	113,988	(35.60)
Total assets	822,196	806,225	1.98	811,473	1.32
Deposits	710,815	700,612	1.46	690,238	2.98
Total liabilities	763,116	750,623	1.66	763,444	(0.04)
Shareholders' equity [6]	58,838	55,306	6.39	47,687	23.24
Average assets	814,210	805,256	1.49	786,128	3.57
Average earning assets [7]	816,229	811,295	0.61	805,847	1.29
Average shareholders' equity [6]	57,037	54,145	5.34	41,381	37.83
BALANCE SHEET QUALITY MEASURES					
Loans to deposits ratio	81.82%	81.65%	0.17	75.92%	5.90
Tier 1 capital ratio	8.29%	7.23%	1.06	10.73%	(2.44)
Total capital ratio	13.51%	12.65%	0.86	15.64%	(2.13)
NPL to loans [8]	12.59%	14.02%	(1.43)	21.75%	(9.16)
Total allowance to loans	10.18%	10.99%	(0.81)	13.55%	(3.37)
Total allowance to NPL	80.67%	78.40%	2.27	61.10%	19.57
NPL after allowance (Million Baht)	14,191	17,326	(18.09)	45,207	(68.61)

[5] Including revaluation allowance for debt restructuring and normalized provisioning

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions